

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 25, 2006

Peter Rook-Green
Chief Financial Officer
American Petro-Hunter, Inc.
205-16055 Fraser Highway
Surrey, British Columbia V3S 2W9

> **Re:** **American Petro-Hunter, Inc.**
> **Form 10-KSB/A1 for Fiscal Year Ended December 31, 2004**
> **Filed December 22, 2005**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,**
> **2005 and September 30, 2005**
> **Filed May 17, 2005, August 25, 2005 and November 21, 2005**
> **Response Letter Dated December 22, 2005**
> **File No. 0-22723**

Dear Mr. Peter Rook-Green:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB, for the Fiscal Year Ended December 31, 2004

General

1.   We note your reply indicating that you will be amending you 2005 quarterly reports on Form 10-QSB

Item 8, Changes in Accountants, page 8

2.   We note your expanded disclosure in response to prior comment one. We note that you indicate that Ernst and Young has never reported on your financial statements while stating, "Ernst's reports on the Company's consolidated

Peter Rook-Green
Chief Financial Officer
January 25, 2006
page 2

financial statements contained an explanatory paragraph…" Please clarify, if true, that Moore Stephen Ellis Foster, Ltd was acquired by Enrst & Young, as indicated in your response to prior comment four.

Financial Statements

General

3.	Please revise your document and financial statements to consistently distinguish your company as an exploratory stage entity. For example, but without limitation, the heading to your statement of stockholders' deficit and notes to your financial statements do not currently include this distinction.

Auditors' Report, page F-2

4.	We note that the audit report of Morgan and Company does not include an opinion covering the cumulative amounts from inception, although the introductory paragraph indicates that your auditors have audited that period. Please have your auditor's revise their report to clarify whether the cumulative amounts from inception have been audited and what opinion was rendered for that period. Additionally, the audit report does not characterize the company as and exploratory stage company although such labeling is shown on your balance sheet, statement of operations and cash flows.

Officer Certification, Exhibit 31.1

5.	We note the date of certification of Patrick A. McGowan, President, is subsequent to the date you filed your amended 10-KSB. Please revise or advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief